UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2001

LAKEHEAD PIPE LINE PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	**333-59597**	**39-1715851**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

Lake Superior Place, 21 West Superior Street, Duluth, MN 55802-2067
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(218) 725–0100**

Item 5.   Other Events

Lakehead Pipe Line Partners, L.P. announced that on May 25, 2001, it had successfully closed the acquisition of 100% of Enbridge Pipelines (North Dakota), Enbridge Inc.'s North Dakota pipeline system for cash of $33 million. A copy of the press release announcing the closing of the acquisition is attached here to as Exhibit 99.1 and incorporated herein by reference.

Item 7.   Financial Statements and Exhibits

    (c)   Exhibits

No.	Description
99.1	Press Release of Lakehead Pipe Line Partners, L.P. dated May 25, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


LAKEHEAD PIPE LINE PARTNERS, L.P.
(registrant)


By: Lakehead Pipe Line Company, Inc.
     as General Partner

/s/ J.L. Balko
_____

J. L. Balko
Chief Accountant
(Principal Financial and Accounting Officer)

Date: June 4, 2001